Exhibit 99.1

Captivision Announces New Global Leadership

Expands Focus on Sports & Entertainment in the United States and Globally

SEOUL, South Korea, March 25, 2024 (GLOBE NEWSWIRE) - Captivision Inc. (NASDAQ: CAPT) today announced that Gary R. Garrabrant has been appointed Chairman and Chief Executive Officer of the company, effective immediately. Based in the U.S., Mr. Garrabrant will lead the firm’s strategic direction, including potential expansion in new geographies and promising sectors, chief among them sports and entertainment. Based in Seoul, company founder and former CEO Dr. Ho Joon Lee will lead Captivision’s innovation team globally as Chief Technology Officer and will continue to serve on the company’s Board of Directors.

“I am thrilled and privileged to lead Captivision as Chairman and CEO as we capitalize on new growth opportunities globally,” said Mr. Garrabrant. “We have successfully transitioned to a Nasdaq-listed growth company with ground-breaking technology honed over the past 10 years. We expect the future to reflect a growing array of important partners, many of them stemming from long-standing relationships. Under Dr. Lee’s leadership of Captivision, and its predecessor company, he has created a company with enormous potential. As Chief Technology Officer, he will continue to be instrumental in developing and extending our transformational technology.”

As previously disclosed, Ryan Littman is leading new business activities globally as Chief Commercial Officer, based in Los Angeles. Captivision is also pleased to announce London-based Managing Director Dr. Orhan Ertughrul will lead activities in the UK, Europe and the Middle East and Director Sanmukh Bawa, reporting to Dr. Ertughrul, will lead activities in the Middle East. Anthony Page continues as Chief Financial Officer and Alexander Marcinkowski continues as Senior Vice President, Capital Markets, based in Los Angeles.

“We expect our management team presence in the U.S. to expand in-line with new business opportunities and are excited to hit the ground running, propelling Captivision’s growth in the U.S. and globally,” added Mr. Garrabrant.

About Captivision

Captivision is the inventor and manufacturer of the world’s first media glass combining IT building material and architectural glass. The product has a boundless array of applications including entertainment media, information media, cultural and artistic content as well as marketing use cases. Captivision can transform any glass façade into a transparent media screen with real time live stream capability.

Captivision’s media glass and solutions have been implemented in hundreds of locations globally across sports stadiums, entertainment venues, casinos and hotels, convention centers, office and retail properties and airports. Learn more at http://www.captivision.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, without limitation, statements relating to expectations for future financial performance, business strategies or expectations for the Captivision Inc. (the “Company”) respective businesses. These statements are based on the beliefs and assumptions of the management of the Company. Although the Company believe that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot assure you that it will achieve or realize these plans, intentions or expectations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this press release, words such as “anticipate”, “believe”, “can”, “continue”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “seek”, “should”, “strive”, “target”, “will”, “would” or the negative of such terms, and similar expressions, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The risks and uncertainties include, but are not limited to: (1) the ability to raise financing in the future and to comply with restrictive covenants related to indebtedness; (2) the ability to realize the benefits expected from the business combination and the Company’s strategic direction; (3) the significant market adoption, demand and opportunities in the construction and digital out of home media industries for GLAAM’s products; (4) the ability to maintain the listing of the Company’s ordinary shares and warrants on Nasdaq; (5) the ability of GLAAM to remain competitive in the fourth generation architectural media glass industry in the face of future technological innovations; (6) the ability of GLAAM to execute its international expansion strategy; (7) the ability of GLAAM to protect its intellectual property rights; (9) the profitability of GLAAM’s larger projects, which are subject to protracted sales cycles; (10) whether the raw materials, components, finished goods and services used by GLAAM to manufacture its products will continue to be available and will not be subject to significant price increases; (11) the IT, vertical real estate and large format wallscape modified regulatory restrictions or building codes; (12) the ability of GLAAM’s manufacturing facilities to meet their projected manufacturing costs and production capacity; (13) the future financial performance of the Company and GLAAM; (14) the emergence of new technologies and the response of our customer base to those technologies; (15) the ability of the Company and GLAAM to retain or recruit, or to effect changes required in, their respective officers, key employees or directors; (16) the ability of the Company and GLAAM to comply with laws and regulations applicable to its business; and other risks and uncertainties set forth under the section of the prospectus included in the Registration Statement Form F-1 (File No. 333-276243) entitled “Risk Factors.”

These forward-looking statements are based on information available as of the date of this press release and the Company’s management team’s current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of the Company and its directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing the Company management team’s views as of any subsequent date. The Company does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

Media Contact:
Dukas Linden Public Relations

T: 212-704-7385
captivision@dlpr.com

Investor Contact:

Gateway Group

Cody Slach or Jackie Keshner

T: 949-574-3860

CAPT@gateway-grp.com